UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May, 2014

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

(translation of Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: May 1, 2014	By:	Signed:	/s/ Celeste Evancio
		Name:	Celeste Evancio
		Title:	Assistant Corporate Secretary

Release Immediate: May 1, 2014

Canadian Pacific announces director election results at AGM

Calgary, AB – At its 2014 annual meeting of shareholders (AGM) held in Calgary earlier today, Canadian Pacific Railway Limited (TSX: CP) (NYSE: CP) announced that all nominees listed in the management proxy circular dated March 3, 2014 were elected as directors of CP.

The detailed results of the vote by ballot are as follows:

Nominee	Votes For	% votes For	Votes Withheld	% votes Withheld
William A Ackman	136,675,380	99.75%	345,729	0.25%
Gary F. Colter	136,766,550	99.81%	254,371	0.19%
Isabelle Courville	136,802,299	99.84%	218,798	0.16%
Paul G. Haggis	136,810,014	99.85%	211,092	0.15%
E. Hunter Harrison	136,817,886	99.85%	203,038	0.15%
Paul C. Hilal	134,549,046	98.20%	2,471,898	1.80%
Krystyna T. Hoeg	136,018,903	99.27%	1,002,208	0.73%
Rebecca MacDonald	136,515,006	99.63%	505,911	0.37%
Anthony R. Melman	136,852,668	99.88%	168,426	0.12%
Linda J. Morgan	136,308,213	99.48%	712,897	0.52%
Hon. Jim Prentice	136,803,061	99.84%	217,860	0.16%
Andrew F. Reardon	136,642,666	99.72%	378,427	0.28%
Stephen C. Tobias	136,380,676	99.53%	640,430	0.47%

The formal Report on Voting Results with respect to all matters voted upon at the AGM will be filed with Canadian and U.S. securities regulatory authorities shortly.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is a low-cost provider that is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts

Media

Ed Greenberg

Tel.: 612-849-4717

24/7 Media Pager: 855-242-3674

email: Ed_greenberg@cpr.ca

Investment Community

Nadeem Velani

Tel.: 403-319-3591

email: investor@cpr.ca